UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30318 / December 27, 2012

_____

In the Matter of   :
                                                                          :
FORESIDE ADVISOR SERVICES, LLC   :
FORESIDE ETF TRUST   :
FORESIDE FUND SERVICES, LLC   :
Three Canal Plaza, Suite 100   :
Portland, ME 04101   :
                                                                          :
(812-14023)   :
_____ :

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Foreside Advisor Services, LLC, Foreside ETF Trust and Foreside Fund Services, LLC
filed an application on April 2, 2012, and an amendment to the application on November 29,
2012, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for
an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the
Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A)
and 12(d)(1)(B) of the Act.

The order permits: (a) certain open-end management investment companies or series thereof to issue
shares (Shares) redeemable in large aggregations only (Creation Units); (b) secondary market
transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption
proceeds, under certain circumstances, more than seven days from the tender of Shares for
redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities
from, the series in connection with the purchase and redemption of Creation Units; and (e) certain
registered management investment companies and unit investment trusts outside of the same group of
investment companies as the series to acquire Shares.

On November 29, 2012, a notice of filing of the application was issued (Investment Company
Act Release No. 30284). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemptions is appropriate in and consistent

with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Foreside Advisor Services, LLC, Foreside ETF Trust and Foreside Fund Services, LLC (File No. 812-14023),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary